As filed with the Securities and Exchange Commission on July 27, 2018.

Registration Nos. 333-224593/224594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to the

FORM S-4 / F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GGP Inc.

Brookfield Property Partners L.P.

(Exact Name of each Registrant as Specified in its Charter)

Delaware Bermuda	6798 6500	27-2963337 Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

350 N. Orleans St., Suite 300, Chicago, Illinois 60654, (312) 960-5000

73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +1 (441) 294-3309

(Address, including Zip Code, and Telephone Number, including Area Code, of each Registrant’s Principal Executive Offices)

Stacie L. Herron Executive Vice President, General Counsel and Secretary GGP Inc. 350 N. Orleans St., Suite 300 Chicago, Illinois 60654 (312) 960-5000	Bryan K. Davis Chief Financial Officer Brookfield Property Group LLC Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281 (212) 417-7000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Joseph C. Shenker, Esq. Robert W. Downes, Esq. Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Alan Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Gilbert G. Menna, Esq. Mark S. Opper, Esq. David H. Roberts, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Karrin Powys-Lybbe, Esq. Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, New York 10036 (212) 880-6000

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration Nos. 333-224593/224594

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

*	Explanatory Note—This registration statement comprises a filing on Form S-4 with respect to the securities of GGP Inc. and a filing on Form F-4 with respect to the securities of Brookfield Property Partners L.P.

EXPLANATORY NOTE

This post-effective Amendment No. 1 to the joint Registration Statement of GGP Inc. and Brookfield Property Partners L.P. on Form S-4 and Form F-4 (Registration Nos. 333-224593/224594) originally filed with the U.S. Securities and Exchange Commission on May 2, 2018 (as amended by Amendment No. 1, filed June 11, 2018 and Amendment No. 2, filed June 25, 2018, the “Joint Proxy Statement/Prospectus”), is being filed for the sole purpose of amending Item 21 to include Exhibit No. 99.7 filed herewith and does not modify any part of the Joint Proxy Statement/Prospectus other than Item 21 and the related Exhibit No. 99.7.

1

PART II — Information not required in Prospectus

Item 20.	Indemnification of Directors and Officers

GGP

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

The GGP bylaws, as amended, contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.

As permitted by Section 102(b)(7) of the DGCL, the GGP charter contains a provision eliminating the personal liability of a director to GGP or its common stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

GGP maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.

GGP also entered into indemnification agreements with each of its directors, which we refer to as indemnification agreements. Generally, these agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification. The indemnification agreements provide that GGP will pay certain amounts incurred by its directors in connection with any civil, criminal, administrative or investigative action or proceeding. Such amounts include any expenses, including attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings.

All rights to indemnification by GGP or its subsidiaries existing in favor of present or former directors and officers of GGP and its subsidiaries for their acts and omissions occurring prior to the effective time of the merger, as provided in the GGP charter, the GGP bylaws and its indemnification agreements, and as described above, shall survive the merger.

At the time of the closing of the Transactions, GGP and GGPOP will enter into a master services agreement, pursuant to which the service providers, will provide management and administration services to the service recipients. Under the master services agreement, the service recipients have agreed to indemnify the service providers, their affiliates, directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by them or threatened in connection with the business, investments and activities of the service recipients or in respect of or arising from the management services agreement or the services provided thereunder, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud, willful misconduct, gross negligence or, in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

As of the effective time of the merger, BPY or GGP will have purchased a “tail” insurance policy with a claims period of at least six (6) years from and after the effective time of the merger with respect to directors’ and officers’ liability insurance with benefits and levels of coverage at least as favorable as GGP’s existing policies (in the aggregate) with respect to matters existing or occurring at or prior to the effective time, subject to certain limitation and premium thresholds.

BPY

The laws of Bermuda permit the partnership agreement of a limited partnership, such as BPY, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under BPY’s limited partnership agreement, BPY is required to indemnify to the fullest extent permitted by law the BPY general partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the BPY property partnership, a BPY holding entity, operating entity or any other holding entity established by BPY and any other person designated by the BPY general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BPY’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. BPY’s limited partnership agreement requires BPY to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

The laws of Bermuda permit the bye-laws of an exempted company, such as the BPY general partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of Bermuda law, such as the prohibition under the Bermuda Companies Act 1981 to indemnify liabilities arising from fraud or dishonesty. The BPY general partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under the BPY general partner’s bye-laws, the BPY general partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representatives, shareholders and employees, any person who serves on a governing body of the BPY property partnership or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BPY’s investments and activities or in respect of or arising from their holding such positions; except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. The BPY general partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Under the BPY property partnership’s limited partnership agreement, the BPY property partnership is required to indemnify to the fullest extent permitted by law the BPY general partner, BPY and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the BPY property partnership, a BPY holding entity, operating entity or any other holding entity established by BPY and any other person designated by the BPY general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. The BPY property partnership’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

BPY has obtained insurance coverage under which the directors of the BPY general partner are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of the BPY general partner, including certain liabilities under securities laws. The insurance applies in certain circumstances where BPY may not indemnify the BPY general partner’s directors and officers for their acts or omissions.

Pursuant to the BPY MSA, certain subsidiaries of BAM provide, or arrange for the service providers to provide, day-to-day management and administrative services to the service recipients. Under the BPY MSA, the service recipients have agreed to indemnify the service providers, their affiliates, directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by them or threatened in connection with the business, investments and activities of the service recipients or in respect of or arising from the BPY MSA or the services provided thereunder, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

As of the effective time of the merger, BPY or BPR (with the election being at BPY’s option) will have purchased a “tail” insurance policy with a claims period of at least six (6) years from and after the effective time of the merger with respect to directors’ and officers’ liability insurance with benefits and levels of coverage at least as favorable as GGP’s existing policies (in the aggregate) with respect to matters existing or occurring at or prior to the effective time, subject to certain limitations and premium thresholds.

Item 21.	Exhibits and Financial Statement Schedules

The following Exhibits are filed as part of, or are incorporated by reference in, this Joint Proxy Statement/Prospectus:

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

2.2*	Amendment to Agreement and Plan of Merger, dated as of June 25, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc. (included as part of Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

3.1**	Articles of Incorporation of Goldfinch Merger Sub Corp., dated March 9, 2018

3.2**	Bylaws of Incorporation of Goldfinch Merger Sub Corp., dated March 9, 2018

Exhibit No.	Description

3.3	Second Amended and Restated Certificate of Incorporation of GGP Inc., dated May 17, 2017 (incorporated by reference to Exhibit 3.1 to GGP Inc.’s Current Report on Form 8-K, filed on May 18, 2017)

3.4	Fourth Amended and Restated Bylaws of GGP Inc., dated June 2, 2017 (incorporated by reference to Exhibit 3.1 to GGP Inc.’s Current Report on Form 8-K, filed on June 2, 2017)

3.5	Certificate of Designations, Preferences and Rights of 6.375% Series A Cumulative Redeemable Preferred Stock filed with the Delaware Secretary of State on February 11, 2013 (incorporated by reference to Exhibit 3.1 to GGP Inc.’s Current Report on Form 8-K, filed on February 13, 2013)

5.1**	Validity Opinion of Goodwin Procter LLP

5.2**	Validity Opinion of Appleby

8.1**	Opinion of Goodwin Procter LLP as to certain tax matters

8.2**	Opinion of Torys LLP as to certain tax matters

8.3**	Opinion of Arnold & Porter Kaye Scholer LLP as to certain tax matters

10.1	Voting and Support Agreement, dated as of March 26, 2018, by and among GGP Inc. and the stockholders listed on Schedule A thereto (attached as Annex E to the joint proxy statement/prospectus contained in this Registration Statement)

10.2	Amended and Restated Class B Stock Exchange Agreement, dated as of June 25, 2018, by and among GGP Inc. and the parties listed on Exhibit A thereto (attached as Annex F to the joint proxy statement/prospectus contained in this Registration Statement)

10.3	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association (attached as Annex L to the joint proxy statement/prospectus contained in this Registration Statement)

10.4	Letter Agreement, dated as of March 26, 2018, by and between Brookfield Asset Management Inc. and GGP Inc. (attached as Annex G to the joint proxy statement/prospectus contained in this Registration Statement)

10.5	Letter Agreement, dated as of March 26, 2018, by and between Brookfield Asset Management Inc., Brookfield Property Partners L.P. and GGP Inc. (attached as Annex H to the joint proxy statement/prospectus contained in this Registration Statement)

10.6**	Form of Joint Governance Agreement, by and between Brookfield Property REIT Inc., Brookfield Property Partners L.P., Brookfield Property Partners Limited, and Brookfield Properties, Inc.

10.7	Commitment Letter, dated March 26, 2018, by and among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets, LLC and Brookfield Retail Holdings VII Sub 3 LLC (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A by Brookfield Asset Management Inc. and other parties, filed on March 8, 2013)

10.8**	Form of Master Services Agreement, by and between Brookfield Asset Management Inc., Brookfield Property REIT Inc., BPR Operating Partnership, LP, Brookfield Global Property Advisor Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC and BPG Holdings Group Inc.

10.9	Standstill Agreement between Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP and GGP Inc., dated November 9, 2010 (incorporated by reference to Exhibit 10.4 to GGP Inc.’s Current Report on Form 8-K, filed on November 12, 2010)

12.1**	Statement on Computation of Ratio of Consolidated Earnings to Combined Fixed Charges and Preferred Stock Distributions for GGP

12.2**	Statement of Computation of Ratio of Earnings to Fixed Charges for BPY

23.1**	Consent of Goodwin Procter LLP (included as part of the opinion filed as Exhibit 5.1 hereto)

Exhibit No.	Description

23.2**	Consent of Appleby (included as part of the opinion filed as Exhibit 5.2 hereto)

23.3**	Consent of Goodwin Procter LLP (included as part of the opinion filed as Exhibit 8.1 hereto)

23.4**	Consent of Torys LLP (included as part of the opinion filed as Exhibit 8.2 hereto)

23.5**	Consent of Arnold & Porter Kaye Scholer LLP (included as part of the opinion filed as Exhibit 8.3 hereto)

23.6**	Consent of Deloitte & Touche LLP to GGP Inc.

23.7**	Consent of Deloitte LLP to Brookfield Property Partners L.P.

24.1**	Powers of Attorney (included on signature page of the Registration Statement filed with the SEC on May 2, 2018)

99.1**	Consent of Goldman Sachs & Co. LLC

99.2**	Form of Proxy Card of GGP Inc.

99.3	Form of Amended and Restated Certificate of Incorporation of Brookfield Property REIT Inc. (attached as Annex B to the joint proxy statement/prospectus contained in this Registration Statement)

99.4	Form of Amended and Restated Bylaws of Brookfield Property REIT Inc. (attached as Annex C to the joint proxy statement/prospectus contained in this Registration Statement)

99.5	Form of Amended and Restated Partnership Agreement of GGP Operating Partnership, LP (attached as Annex I to the joint proxy statement/prospectus contained in this Registration Statement)

99.6	Form of Certificate of Designations, Preferences and Rights of Series B Preferred Stock of GGP Inc. (attached as Annex K to the joint proxy statement/prospectus contained in this Registration Statement)

99.7***	Election Form

*	Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the U.S. Securities and Exchange Commission on a confidential basis upon request.
**	Previously filed.
***	Filed herewith.

Item 22.	Undertakings

The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrants under the Securities Act of 1933, to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or its securities provided by or on behalf of the undersigned registrants; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrants undertake that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) in the case of BPY, to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES OF GGP

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on July 27, 2018.

GGP INC.

By:	/s/ Sandeep Mathrani
Name:	Sandeep Mathrani
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities indicated on July 27, 2018.

Signature	Title

/s/ Sandeep Mathrani	Director and Chief Executive Officer (Principal Executive Officer)
Sandeep Mathrani

*	Chief Financial Officer (Principal Financial Officer)
Heath R. Fear

*	Chief Accounting Officer (Principal Accounting Officer)
Tara L. Marszewski

*	Director
Richard B. Clark

*	Director
Mary Lou Fiala

*	Director
J. Bruce Flatt

*	Director
Janice R. Fukakusa

*	Director
John K. Haley

Signature	Title

*	Director
Daniel B. Hurwitz

*	Director
Brian W. Kingston

*	Director
Christina M. Lofgren

*By:	/s/ Sandeep Mathrani
Sandeep Mathrani
as Attorney-in-Fact

SIGNATURES OF BPY

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Bermuda, on July 27, 2018.

BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner,
BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, this post-effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities indicated on July 27, 2018.

Signature	Title

*	Chief Executive Officer of Brookfield Property Group LLC, a manager of the registrant (Principal Executive Officer)
Brian W. Kingston

/s/ Bryan K. Davis	Chief Financial Officer of Brookfield Property Group LLC, a manager of the registrant (Principal Financial and Accounting Officer)
Bryan K. Davis

*	Director of the BPY general partner
Jeffrey Blidner

* Richard B. Clark	Chairman of the Board of Directors of the BPY general partner, Director of the BPY general partner

*	Director of the BPY general partner
Soon Young Chang

*	Director of the BPY general partner
Omar Carneiro da Cunha

*	Director of the BPY general partner
Stephen DeNardo

*	Director of the BPY general partner
Louis Joseph Maroun

Signature	Title

*	Director of the BPY general partner
Lars Rodert

*	Director of the BPY general partner
Lisa M. Shalett

*By:	/s/ Bryan K. Davis
Bryan K. Davis
as Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, this post-effective Amendment No. 1 to this registration statement has been signed below by the undersigned, solely in its capacity as the registrant’s duly authorized representative in the United States, on July 27, 2018.

Authorized U.S. Representative

By:	/s/ Bryan K. Davis
Name:	Bryan K. Davis
Title:	Chief Financial Officer of Brookfield Property Group LLC, a manager of the registrant